EXHIBIT 2.11

                            [UNOFFICIAL TRANSLATION]

                                  BANK HAPOALIM
                               Central Management
                      Industry and Local Authorities Sector

DATE:  FEBRUARY 15, 2004
TO:  MR. GIL ROZEN
     TEFRON LTD.
     HI TEX FOUNDED BY TEFRON LTD.


                              RE: LETTER OF INTENT

Whereas you have received and/or will receive from us credit facilities and/or loans and/or various bank services (hereinafter, the "CREDIT"); and

Whereas you have informed us that you intend to repay a portion of the short term credit facility existing in the accounts of Tefron Ltd. and Alba Waldensian, Inc. (hereinafter: the "REPAYMENT").

Therefore, and per you request, and subject to the accumulative fulfillment, to our full satisfaction, of the following terms, we hereby notify you as following:

1. The short-terms credit facilities of the companies Tefron Ltd. and Hi Tex Founded by Tefron Ltd. in effect until April 30, 2004, are as follows:

     (1)  TEFRON LTD.:

          a. NIS short term credit facility of up to NIS 900,000 (nine hundred thousand New Israeli Shekels)

          b. Foreign currency short term credit facility of up to US $1,000,000 (one million US dollars).

     (2)  HI -TEX FOUNDED BY TEFRON LTD.:

          a. NIS short term credit facility of up to NIS 900,000 (nine hundred thousand New Israeli Shekels).

          b. Foreign currency short term credit facility of up to US $1,000,000 (one million US dollars ).

     (3)  TEFRON LTD. AND HI- TEX FOUNDED BY TEFRON LTD.:

               Joint short term credit facility (credits lines whose repayment date occur not later than at the end of 12 months from the date of their establishment) and guarantees in the aggregate sum of US$8,000,000 (eight million US dollars).

               This facility includes an existing credit facility in the branch in New York, which, when paid at the NY branch will be replaced by another facility to be provided by the Bank.

               The terms that would apply to these credit facilities will be determined between us prior to the actual provision of such credit.

2. On December 31 2004, all the long-term credit existing at that time in the accounts of Tefron Ltd., Hi- Tex Founded by Tefron Ltd. and Alba Waldensian, Inc. will be extended over a period of 8 years upon conditions to be agreed upon between the parties.

3. As mentioned above, such credit will be provided to you subject to the following:

     a. Your signature in our favor on all documents as customary with us to our complete satisfaction.

     b. Your signature on security documents to secure the credit, to our complete satisfaction and in our customary forms.

     c.   You shall not violate any undertaking of your obligations towards us.

     d. There shall be no prevention under any law to provide the credit facility in your favor.

The above mentioned does not derogate from our rights according to the documents which were signed by you and/or shall be signed by you in our favor.

The above letter does not serve as an obligation to provide credit.



                                                           Respectfully,

                                                           Bank Hapoalim Ltd.
                                                           Principal management


                                                           /s/ S. Shemer
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                                                           /s/ S. Eshkol
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